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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                     May 9, 2003

                              HANARO TELECOM, INC.

                     NOTICE OF SHAREHOLDER REGISTER CLOSING

1. Fixed Date                                           June 9, 2003

2. Period for Closing of Shareholder
Register                                        June 10, 2003 - June 20, 2003

3. Reason(s) for Closing                     Extraordinary Shareholders' Meeting

4. Date of Resolution of the Board of
Directors                                                May 9, 2003

5. Others                                                     -